Mail Stop 3561

May 24, 2006

Richard J. Saker
President
FSM-Delaware, Inc.
922 Highway 33
Building 6, Suite 1
Howell, New Jersey 07731

> **Re: Foodarama Supermarkets, Inc.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed May 8, 2006**
> **File No. 005-32085**
>
> **FSM-Delaware**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 8, 2006**
> **File No. 333-132745**
>
> **Foodarama Supermarkets, Inc.**
> **Schedule 13E-3**
> **Filed May 9, 2006**
> **File No. 005-32085**
>
> **Foodarama Supermarkets, Inc.**
> **Schedule TO**
> **Filed May 9, 2006 by Saker Holdings Corp. et. al.**
> **File No. 005-32085**

Dear Mr. Saker:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

All page numbers refer to the marked courtesy copy that you provided to us.

Schedule 13E-3

1. We note your response to comment 1 of our letter dated April 26, 2006. We also note that each of Mr. Thomas Saker and Joseph Saker Family Partnership appear to be the beneficial owner of more than 10% of your outstanding common stock. As such, we believe these persons are affiliates of Foodarama and must be added as filing persons to this Schedule 13E-3.

2. We reissue our prior comment 34 in part. Please file as exhibits to this Schedule 13E-3 the Blair presentations dated January 20 and January 27, 2006. Refer to Item 1016(c) of Regulation M-A.

S-4

3. We reissue comment 15. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). Please revise.

4. We note your responses to comments 19 and 20 of our letter dated April 26, 2006. Please disclose whether each filing person believes that the Rule 13e-3 transaction is fair or unfair to *unaffiliated* shareholders, rather than to shareholders unaffiliated with Saker Holding Group. It appears that the latter group includes officers, directors and other affiliates of Foodarama who may not be affiliated with Saker Holding Group. Please also address how any filing persons relying on the Blair opinion were able to reach the fairness determination as to unaffiliated shareholders given that the Blair fairness opinion addressed fairness with respect to shareholders unaffiliated with Saker Holdings Group, rather than shareholders unaffiliated with Foodarama.

Background of the Share Exchange and Tender Offer, page 32

5. We note your response to comment 31 of our letter dated April 26, 2006. Further, we note that you state that Mr. Burkle did not explain to the Special Committee's satisfaction why Yucaipa took the position that it would be a

qualified successor. Please revise to clarify whether Mr. Burkle offered any explanation and if so, disclose Yucaipa's explanation.

6. We note that the board presentation materials discuss a Wakefern withdrawal fee in the amount of $330 million. Please revise to discuss this discrepancy. Further, please discuss whether Wakefern confirmed that the withdrawal fee amounted to $300 million.

7. We note that in the board presentation materials dated March 2, 2006, Blair states that one co-op member, Village Supermarkets, would avoid the structural limits imposed by the Wakefern Agreement and that Village had not contacted the Special Committee to express interest. Please tell us, with a view toward disclosure, whether Village was contacted during the negotiations.

Opinion of the Financial Advisor to the Special Committee, page 45

8. We note that in the first full paragraph on page 47, you state that Blair assumed that the Wakefern Stockholders' Agreement significantly limited other parties that would be deemed a "qualified successor;" yet in the board presentation materials dated March 2, 2006, Blair states that none of the valuation analyses reflect any reduction in value associated with the Wakefern agreement. Please advise us, and revise the disclosure as appropriate.

Selected Public Company Analysis, page 48

9. We note your response to comment 36 of our letter dated April 26, 2006; however, we reissue our comment. Note that providing only the results of Blair's analysis does not allow security holders to determine how the analysis' results were achieved in the prospectus delivered to the security holders.

Discounted Cash Flow Analysis, page 51

10. Please include a cross-reference to the section of the prospectus that includes the financial projections upon which this analysis was based.

11. We are unable to find revisions made in response to comment 39 and we reissue it.

Recommendation of the Special Committee, page 55

12. Please disclose whether the special committee considered such factors as net book value, going concern value and liquidation value, according to Instruction 2 to Item 1014 of Regulation M-A. If any of these factors were disregarded or

not considered despite being material, please discuss the reasons why those factors were disregarded or not considered.

Position of Saker Holdings Corp. and the Purchaser Group, page 58

13. We note in the ninth bullet point in this section that the purchasing group believe the tender offer consideration to be fair "considering Foodarama's recent financial performance, profitability and uncertain financial prospects." Please discuss how this factor relates to the determination that the transaction is fair to the unaffiliated security holders rather than listing it in a conclusory manner. Also apply this comment to the discussion of the purchasing group's analysis of liquidation value: what specifically about the purchasing group's knowledge of the supermarket industry supports the stated conclusion?

14. Refer to the first paragraph after the last bullet point in this section. Please quantify the amount of the going concern value which you state exceeds the book value.

Source and Amount of Proposed Financing, page 74

15. We note your response to comment 47 of our letter dated April 26, 2006. Please quantify the accrued amount of the ticking fee to date.

Securities Ownership of Foodarama Management, page 99

16. We reissue comment 53. Please revise the table to include all members of the purchasing group and to show each member of the purchasing group as having beneficial ownership of all shares held by every other member of the purchasing group.

Selected Historical Consolidated Financial Data, page 106

17. We reissue comment 57 in part. Note that your not having historically reported a ratio of earnings to fixed charges does not affect your obligation to present that information in this filing. Please provide the required disclosure.

Schedule TO-T

18. The filing bears an incorrect EDGAR header identification tag. Given that you have not commenced your offer, the filing should have been made with a header identification tag of TO-C. Please fax a request for this header identification tag to be corrected to the attention of Sylvia Pilkerton in the Office of Edgar and Information Analysis at (202) 772-9216.

19. Given the substantial similarity of the Schedule 13E-3 disclosure in this filing and in the S-4/13E-3, please comply with the foregoing comments on Schedule 13E-3 disclosure in this filing.

Offer to Purchase

Cover page

20. Please disclose here or in the Introduction section (page 18) the names of all of the members of the Purchaser Group.

Summary Term Sheet, page 4

21. Please explain how the beneficial ownership of the Purchaser Group increases from 51.5% to 55.5% when using the definition of beneficial ownership of Section 13(d).

22. With respect to the intended tender of 31,272 shares by members of the Purchaser Group and others, please clarify which members of the group intend to tender and the reasons for doing so.

23. With respect to the first bullet point on page 8 ("Our interests in the offer…."), please revise to disclose that members of the Purchaser Group will also cash out approximately $1.66 million in exchange for tendered securities.

Questions and Answers about the Tender Offer, page 9

How will U.S. taxpayers be taxed for U.S. federal income tax purposes?, page 14

24. While you may recommend that security holders consult their tax advisors with respect to their particular tax consequences, you may not "urge" them to do so. Please revise.

Introduction, page 18

25. With respect to the penultimate paragraph of page 22, please tell us why the Purchaser Group (and its members) may disclaim its responsibility for the accuracy of the disclosure of an entity controlled by that group.

Acceptance for Payment and Payment for Shares, page 68

26. Please revise the language in the first paragraph of this section that states that you will pay for tendered shares "as promptly as practicable" after the

expiration of the offer to state that you will make that payment "promptly," as required by Rule 143-1(c). Please make a similar revision in the sections headed "Other Requirements," on page 70.

Price Range of Shares, page 75

27. Please revise the first paragraph to clarify your reference to "public sources" being the basis for your disclosure. Which public sources do you mean? Are your source reports from the American Stock Exchange?

Certain Information Concerning the Company, page 76

28. Please tell us why you are only providing a summary of the financial projections previously disclosed to various other parties and tell us the nature of the information that is not included in these summaries. Alternatively, please disclose the entire set of projections.

Certain Information Concerning Purchaser and the Purchaser Group, page 81

29. Refer to the subsection entitled "Past Transactions." We note that you have limited the disclosure in the first paragraph to the past two completed fiscal years. Please provide the disclosure required by Item 1005(a) of Regulation M-A for the current fiscal year.

30. With respect to your disclosure in subsection entitled "Past Contacts, Negotiations and Agreements Regarding Significant Corporate Events," please tell us why you need to qualify your disclosure "to the best knowledge of Purchaser and the members of the Purchaser Group." What prevents the filing persons from knowing and disclosing this information? Please explain or delete the qualifiers.

Certain Conditions of the Offer, page 93

31. We note in the cover page of the offer document that the conditions to the offer include, among others, the Majority of the Minority condition, the Minimum Tender condition and the receipt by the purchasers of financing. These conditions do not appear in this section. Please revise to include all conditions to the offer in this section.

32. Refer to the last sentence in the penultimate paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, the bidders must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this

constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm to us your understanding in this regard.

<p style="text-align:center">*　　*　　*　　*　　*</p>

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company, its management, and each filing person are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Dan Duchovny, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3619, Peggy Kim, Senior Staff Attorney, at (202) 551-3411, or me at (202) 551-3720 if you should have any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John A. Aiello, Esq.
        Giordano, Halleran & Ciesla, P.C.
        Via Facsimile